Exhibit 12

Consolidated Ratios of Earnings to Fixed Charges

	Nine months ended		Years ended December 31,
	September 30, 2008		2007		2006		2005		2004		2003
Excluding interest on deposits	1.87	x	2.50	x	2.56	x	3.17	x	3.90	x	3.91	x
Including interest on deposits	1.41	x	1.59	x	1.64	x	2.00	x	2.54	x	2.54	x

Note: The ratio of earnings to fixed charges is calculated by adding income before income taxes plus fixed charges and dividing that sum by fixed charges.

	Nine months ended	Years ended December 31,
	September 30, 2008	2007	2006	2005	2004	2003
Income before income taxes	$96,540	$204,926	$203,575	$230,227	$228,595	$233,150
Interest on deposits	$122,852	$210,369	$188,476	$123,057	$69,947	$70,966
Borrowings and long-term debt	106,839	132,953	127,774	103,602	76,660	77,956
1/3 of net rental expense	3,806	4,031	3,012	2,652	2,140	2,183
Total fixed charges, including interest on deposits	$233,497	$347,353	$319,262	$229,311	$148,747	$151,105
Total fixed charges, excluding interest on deposits	$110,645	$136,984	$130,786	$106,254	$78,800	$80,139